Filed by Southern Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Provident Bankshares Corporation

Commission File No. 0-16421

The following is the text of a press release issued on February 27, 2004 by Southern Financial Bancorp, Inc.:

Southern Financial Bancorp, Inc.

37 E. Main Street

Warrenton, VA 20186

SOUTHERN FINANCIAL BANCORP AND ESSEX BANCORP, INC. MERGE

For Immediate Release

Friday, February 27, 2004

Contact: Georgia S. Derrico, Chairman / R. Roderick Porter, President

Southern Financial Bancorp. Inc. NASDAQ Symbol “SFFB”

Website: www.southernfinancialbank.com

Phone (540) 349-3900                 Fax (540) 349-3904

Warrenton, VA – Georgia Derrico, Chairman and Chief Executive Officer of Southern Financial Bancorp, Inc. (Nasdaq:SFFB) and Gene D. Ross, President and Chief Executive Officer of Essex Bancorp, Inc. announced today the merger of Essex Bancorp, Inc. (Essex) with and into Southern Financial Bancorp, Inc. Immediately prior to the merger, Essex’s wholly owned subsidiary, LoanCare Servicing Center, Inc. (LoanCare) was spun-off to the shareholders of Essex. As a result of the merger, Essex Savings Bank, a wholly owned subsidiary of Essex Bancorp, Inc. became a wholly owned subsidiary of Southern Financial Bancorp, Inc. Essex Savings Bank has 5 branch locations including two branches in Richmond, Suffolk, Emporia and one in Elizabeth City, North Carolina. Patricia A. Ferrick, Senior Vice President and Chief Financial Officer of Southern Financial Bancorp, Inc., will be the President of Essex Savings Bank pending the merger of Southern Financial Bancorp, Inc. into Provident Bankshares Corporation.

The merger of Southern Financial and Essex will result in a financial institution with combined assets of $1.5 billion and a network of 33 retail branches. On November 3, 2003, Southern Financial entered into a definitive agreement with Provident Bankshares Corporation providing for the merger of Southern Financial Bancorp, Inc. into Provident Bankshares Corporation.

Provident Bankshares Corporation and Southern Financial Bancorp, Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (SEC).

Following the spin-off and the merger with Essex, the existing shareholders of Essex will own 75.1% of LoanCare and Southern Financial will own 24.9% of LoanCare. LoanCare is a nationwide subservicer of loans for various investors. Further Gene D. Ross, Chairman and Chief Executive Officer of Essex was named the Chief Executive Officer of LoanCare.

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors are able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by Provident Bankshares Corporation are available free of charge from the Investor Relations Department at Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202. Documents filed with the SEC by Southern Financial Bancorp, Inc. are available free of charge from the Investor Relations Department at Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186.

The directors, executive officers, and certain other members of management of Provident Bankshares Corporation and Southern Financial Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

This press release may contain statements that certain results are expected or anticipated to occur or otherwise state Southern Financial’s predictions for the future, are forward-looking statements. These particular forward-looking statements and all other statements that are not historical facts are subject to a number of risks and uncertainties and actual results may differ materially. Such factors include but are not limited to: general economic conditions in Southern Financial’s markets; major slowdowns in the commercial lending markets that impact credit quality; the impact of competitive products and pricing; significant fluctuations in interest rates that could reduce net interest margin; difficulties or delays in the development, production, and marketing of new products; a reduction in fee revenue from existing products and services due to the economy and/or competition; and the amount and rate of growth of Southern Financial’s general and administrative expenses. Consequently, these cautionary statements qualify all forward-looking statements made herein and cautionary language in Southern Financial’s most recent form 10-K report and other documents filed with the Securities and Exchange Commission.